SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

COMMISSION FILE NUMBER 0-6159

A.	Full title of the plan and address, if different from that of the issuer named below:

REGIONS FINANCIAL CORPORATION
SUPPLEMENTAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION
P.0. BOX 10247
BIRMINGHAM, ALABAMA 35202

Report of Independent Auditors

Regions Financial Corporation
Regions Financial Corporation Supplemental 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Regions Financial Corporation Supplemental 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Birmingham, Alabama
June 20, 2003

Regions Financial Corporation Supplemental 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2002	2001

Assets

Cash	$ 202	$ -
Contributions receivable	1,833,416	96,473
Interest and dividend income receivable	3,237	1,438
Investments, at fair value	7,157,226	2,430,948

Net assets available for benefits	$ 8,994,081	$ 2,528,859

See accompanying notes.

Regions Financial Corporation Supplemental 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,

2002

Additions:
Contributions from employers	$ 3,258,135
Contributions from employees	3,458,195
Dividend income	54,942
Capital gains	686

6,771,958

Deductions:
Distributions to participants	233,101

Net depreciation in fair value of investments	73,635

Net increase	6,465,222

Net assets available for benefits at beginning of year	2,528,859

Net assets available for benefits at end of year	$ 8,994,081

See accompanying notes.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of Regions Financial Corporation Supplemental 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Marketable securities are stated at aggregate fair value as determined by Regions Morgan Keegan Trust (the trustee). Securities, which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Description for a more complete description of the Plan's provisions.

General

The Plan which commenced on January 1, 2001, is a non-qualified and unfunded deferred compensation plan and was established by Regions Financial Corporation (the Company) for the purpose of providing supplemental deferred compensation opportunities for a select group of its highly compensated or management employees. The Plan at all times shall be entirely unfunded and no provision shall at any time be made with respect to segregating any assets of the Company for payment of any benefits. Funds invested to provide benefit under the Plan shall continue for all purposes to be part of the general assets of the Company. No participant, beneficiary or any other person shall have any interest in any particular assets of the Company by reason of the right to receive a benefit under the Plan and to the extent the participant, beneficiary or any other person acquires a right to receive benefits under the Plan, such right shall be no greater than the right of any unsecured creditor of the Company. The Company does not guarantee that any funds in a trust or assets of the Company will be sufficient to pay any benefits of the Plan.

Eligibility

Employees participate in the Plan by making an irrevocable election at the beginning of each plan year. The election shall be effective for succeeding plan years until the election is revoked by the participant.

Benefits

Benefits under the Plan are based on amounts credited to each participant's account. The credits to a participant's account is the aggregate amount of salary deferrals and profit sharing bonus deferrals which would have been deferred under the Company's qualified 401(k) Plan but for limitations imposed by the Internal Revenue Code, plus credited matching contributions and credited earnings thereon.

The matching contribution shall be credited to the employer stock fund until the date at which the Participant is eligible for diversification under the Company's qualified 401(k) Plan. Employee contributions are credited in similar investment options as the Company's qualified 401(k) Plan.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002

2. Description of the Plan (continued)

Vesting

All benefits are vested at all times except for amounts credited as matching contributions which vest upon completion of 3 years of service as defined in the Plan. Forfeited matching contributions will be the property of the Company and will remain as general assets of the Company.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount or annual installments (not to exceed 10) equal to the vested value of his or her account. Plan provisions exist for accelerated vesting and distribution rights due to a change of control as per the terms of the Plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue or terminate the Plan at any time. Upon termination of the Plan, the deferred compensation credited to the accounts of the participants shall be distributed to the participants and their beneficiaries at such time or times and in such manner as determined by the Company.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002

3. Investments

A Rabbi Trust has been established to provide benefits under the Plan. The assets of the Rabbi Trust are invested in mutual funds and Company stock.

During 2002, the investments in the Rabbi Trust (including investments purchased, sold as well as held during the year) appreciated/depreciated in fair value as determined by quoted market prices as follows:

Net Increase
(Decrease) in Fair
Value During Year

RMK Select Balanced Fund	$ (26,797)
RMK Select Ltd. Maturity Government Fund	2,167
RMK Select Growth Fund	(44,048)
RMK Select Value Fund	(43,302)
RMK Select Fixed Income Fund	8,233
RMK Select Aggressive Growth Fund	(79,007)
Regions Financial Stock Fund	134,986
Federated International Equity Fund	(24,851)
Federated International Max Cap Growth Fund	(458)
AIM Small Cap Growth Fund	(558)

$ (73,635)

The fair value of individual investments that represent 5% or more of the investments in the Rabbi Trust are follows:

	December 31,
	2002	2001

RMK Select Treasury Money Market Fund	3,042,328	1,000,909
Regions Financial Stock Fund*	2,202,081	899,471

*Nonparticipant-Directed Investments

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2002

4. Nonparticipant-Directed Investments

Information about the net assets and significant components of changes in net assets related to nonparticipant-directed investments is as follows:

	December 31,
	2002	2001

Investments, at fair value as determined by
quoted market prices:
Regions Financial Stock Fund*	2,202,081	899,471

Year ended
December 31,

2002

Change in net assets:
Additions:
Contributions	$ 1,664,411
Net appreciation in fair value of investments	134,986

1,799,397
Deductions:
Distributions and intra-fund transfers	440,026
Transfers to participant-directed investments	56,761

Net increase	$ 1,302,610

5. Income Tax Status

The Plan is a non-qualified plan that does not qualify for all special tax treatment afforded to deferred compensation plans that meet qualification requirements contained in section 401(a) of the Internal Revenue Code. The Plan has been structured as a top hat plan and plan assets are held in a Rabbi Trust.

6. Transactions with Parties-In-Interest

During the year ended December 31, 2002, substantially all investment transactions held in the Rabbi Trust were with investment funds managed by Regions Morgan Keegan Trust and are therefore related party transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

EMPLOYEES' SUPPLEMENTAL 401(k) PLAN
REGIONS FINANCIAL CORPORATION

Date: June 30, 2003

By: /s/ William Michael Head

William Michael Head
Executive Vice President--Human Resources
Regions Financial Corporation

EXHIBIT INDEX
Exhibit No.	Description

(23)	Independent Auditor's Consent

(99.1)	Certification pursuant to 18 U.S.C. Section1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

(99.2)	Certification pursuant to 18 U.S.C. Section1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002